UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number:  001-37408

DHX Media Ltd.

(Name of registrant)

1478 Queen Street,

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: May 16, 2016	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release Dated May 16, 2016
99.2	Management Discussion and Analysis for the Three and Nine Months Ended March 31, 2016
99.3	Unaudited Interim Condensed Consolidated Financial Statements as at and for the Three and Nine Months Ended March 31, 2016
99.4	Certification of the Chief Executive Officer pursuant to Form 52-109F2
99.5	Certification of the Chief Financial Officer pursuant to Form 52-109F2